Wilson Sonsini Goodrich & Rosati Professional Corporation 1155 Canyon Blvd. Boulder, Colorado 80302-5148 o: 303.256.5900

September 5, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Krebs
Matthew Derby
Ryan Rohn
Stephen Krikorian

Re:	Gloo Holdings, Inc.
Draft Registration Statement on Form S-l
Submitted July 23, 2025
CIK No. 0002069785

Ladies and Gentlemen:

On behalf of our client, Gloo Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 21, 2025, relating to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the pages of Amendment No. 1.

Prospectus Summary, page 10

1. We note that you identify acquisitions and investments as a key growth driver. Please revise here and in your use of proceeds to clarify whether you have any specific targets or investment you intend to use the proceeds of this offering for.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 18, 59, and 105. The Company respectfully advises the Staff that it does not currently intend to use any of the proceeds from this offering for any specific targets or investments. If the Company determines that it will do so, it undertakes to revise the disclosure in a subsequent amendment to the Registration Statement.

Non-GAAP Financial Measure, page 22

2. It appears that you plan to present Adjusted EBITDA for Pro Forma, As Adjusted. Tell us how you plan to reconcile this amount. In this regard, it does not appear that you present a reconciliation on page 82.

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U.S. Securities and Exchange Commission

September 5, 2025

For guidance, refer to Question 101.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 to remove the presentation of Adjusted EBITDA on a pro forma, as adjusted basis.

Risk Factors, page 23

3. Please revise your risk factors to discuss risks related to your disparate voting rights. In this regard, revise to discuss:

•
that a dual-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity, and may adversely affect public sentiment;
•
the impact, if any, of the conversion of Class B common on holders of common stock, including dilution and the reduction in aggregate voting power.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49-50 and 52-53.

Market, Industry and Other Data, page 56

4. We note that your prospectus contains multiple reports and sources of data regarding Gloo Holdings’ industry. Please revise your disclosure to clarify whether any of the sources of industry information or data disclosed was part of report commissioned by you. If so, please name the source of the commissioned information and provide the necessary consent.

The Company advises the Staff that it has not commissioned any third-party sources for the purpose of citing such information presented in the Registration Statement. Accordingly, no third-party consents are required pursuant to Rule 436. The Company has also revised the disclosure on page 58 in response to the Staff’s comment.

Use of Proceeds, page 57

5. Please disclose the interest rate and maturity date of the Original Senior Secured Notes.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 59.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

6. We note the growth of your business and revenues depends on retaining existing customers, expanding sales to those customers (including cross-selling and upselling brands), and attracting new customers. Please tell us how you monitor customer retention, expansion and growth. In addition, discuss the number of customers using your free services, number of paying customers and number of subscriptions. In this regard, you indicate elsewhere that your platform adoption was over 100,000 churches and ministry leaders as of June 1, 2025 compared to 74,000 as of January 31, 2024, and the number of paying customers in fiscal 2024 was 55,000. If you consider these measures to be key performance measures that management utilizes to evaluate your business operations, revise to include relevant disclosure for all periods presented. Refer to SEC Release No. 33-10751.

The Company respectfully informs the Staff that its business and customer base have evolved significantly during the periods it intends to present in the prospectus at the time of the contemplated offering. From February 1,

U.S. Securities and Exchange Commission

September 5, 2025

2023 through July 31, 2025, the Company has completed 15 acquisitions and consolidated investments that have fundamentally transformed its customer base. With each new acquisition and investment, the Company adapts its monitoring of customer retention, expansion and growth across the enterprise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 12-13, 76, 101 and 109-110 to present the number of churches and ministry leaders using the Company’s platform as of July 31, 2025, the number of paying customers as of July 31, 2025 and the percentage of revenue that is recurring and re-occurring as of July 31, 2025. Although the Company monitors these measures and has presented them to help potential investors evaluate the Company’s business as of the date of the prospectus, the Company does not consider them key performance measures at this time. Therefore, these measures have not been presented for all periods. In particular, there have been significant increases in these measures from period to period (including the periods to be presented in subsequent amendments to the Registration Statement) that are driven predominantly by the many acquisitions and investments completed during the periods, relative to the organic growth of the prior business. As such, the Company does not believe that period-to-period comparisons of these measures are meaningful or would aid potential investors in making an informed investment decision.

7. Please disclose the call options granted to the sellers of Midwestern Interactive and Visitor Reach that could lead to the deconsolidation of these entities. Discuss the potential impact on the company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 77.

Liquidity and Capital Resources, page 83

8. Please discuss the company’s reliance on Mr. Beck and his affiliates for funding the company. Disclose the amount of funding Mr. Beck and his affiliates have provided for each period. Disclose the amount of investments in the company which Mr. Beck and his affiliates have guaranteed or have entered into put arrangements to buy back. Also disclose that Mr. Beck and his affiliates entered into put agreement to buy back all equity consideration paid by the company to the sellers in the Outreach Media, Christianity Today, Church Metrics, Servus Consulting Partners and Barna Holdings acquisitions. Disclose the amount of the consideration attributed to the equity consideration in those acquisitions. Finally, with a view towards enhanced disclosure, consider revising your related party transaction disclosure beginning on page 132 to provide a concise summary and/or table to disclose the aggregates for each individual involved in the transactions identified.

In response to the Staff’s comment, the Company has revised the disclosure on pages 86-87. With respect to the suggestion in the final sentence of the Staff's comment, the Company respectfully submits that, following these revisions, adding a summary and/or table would not materially enhance an investor’s understanding or ability to make an informed investment decision.

9. Please disclose the interest rate of the Original Senior Secured Notes as of January 31, 2025 and as of the most recent date. Confirm through disclosure whether the interest rate and maturity date of the Exchanged Senior Secured Notes and A&R Senior Secured Notes remain the same as the Original Senior Secured Notes.

In response to the Staff’s comment, the Company has revised the disclosure on page 86.

U.S. Securities and Exchange Commission

September 5, 2025

Business, page 92

10. Please clarify whether your faith and flourishing ecosystem pertains to the Christian faith or whether it encompasses other religious faiths. Also clarify whether the market and other data you provide pertains to your specific market and operations or also includes wider religious organization sectors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 96.

11. Please expand your disclosure to provide a more detailed discussion regarding how each of your products use artificial intelligence and machine learning. As part of your disclosure, clarify whether you use proprietary or third-party open-source algorithms, the stage of development of incorporation of AI into each of your products, the source of data used to train your algorithms, how much of it is internally developed and any material agreements related to the use of AI in your products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5-6, 12, 40-41, 77, 100, 102 and 108-109. The Company hereby advises the Staff that none of its agreements related to the use of AI in its products is a material contract required to be filed under Item 601(b)(10) of Regulation S-K.

12. Please discuss your IT systems and whether the products and services your provide customers, such as cloud services, are in-house or provided by third parties.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 103.

Platform Solutions, page 99

13. You indicate that you provide full-service technology development to several of the most well-known brands. Please clarify whether these brands are current and paying customers. Provide similar disclosure with respect to the named customers in the table on page 105.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 104 and 110.

Certain Relationships and Related Party Transactions—

Series A Preferred Unit Issuances, page 133

14. Please disclose the amount of the 2023 Financing covered by the 2023 Put Agreements, the amount of the 2023 Financing personally guaranteed by Scott Beck and his spouse, and the value of the real property subject to the mortgage granted in favor of WC Gloo Fund.

In response to the Staff’s comment, the Company has revised the disclosure on pages 138, including to indicate that the value of the mortgage is commensurate with securing the obligations under one of the 2023 Put Agreements.

Secured Promissory Notes and Warrant Issuances, page 134

15. Please disclose the events of default that would trigger the guaranties made by Mr. Beck and affiliates with respect to the A&R NPA and FAMB Note.

In response to the Staff’s comment, the Company has revised the disclosure on pages 139.

U.S. Securities and Exchange Commission

September 5, 2025

Principal Stockholders, page 137

16. Please disclose that there is a voting agreement between certain holders of Class B shares and Scott Beck and provide a cross-reference to a description of its terms under Description of Capital Stock. Identify any persons in the beneficial ownership table who are parties to the voting agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 142-143. The Company undertakes to revise the disclosure further in a subsequent amendment to the Registration Statement to identify all persons in the beneficial ownership table who are parties to the voting agreement.

Description of Capital Stock

Voting Agreements, page 141

17. Please describe the Final Conversion Date which will terminate the voting agreements.

In response to the Staff’s comment, the Company has revised the disclosure on page 146. The Company undertakes to revise the disclosure further in a subsequent amendment to the Registration Statement to reflect the final terms of the voting agreements.

Notes to the Consolidated Financial Statements—

Note 2. Summary of Significant Accounting Policies—

Revenue Recognition

Marketplace revenue, page F-14

18. Please expand your disclosure to clarify if your marketplace revenue is generated from inventory or products maintained by you or if you act as an intermediary. In this regard, we note your disclosure on page 99 that your e-commerce marketplaces offer products from a network of NCP’s. Expand your disclosure to clarify if you act as a principal or agent for your e-commerce marketplaces. Refer to ASC 606-10-55-36 through 55-40.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it currently is the principal in virtually all of its marketplace transactions in accordance with ASC 606-10-55-36 through 55-40. The Company will continue to monitor its marketplace transactions and reassess its recognition conclusion under ASC 606 as appropriate.

The Company engages in the sale of goods (such as apparel, journals, books and other supplies) and printed marketing products (such as banners, mail-outs, postcards and street signs) tailored to promote faith-based events. A majority of the products available for sale are manufactured by the Company and stored in the Company’s warehouses. For products sourced from third-party vendors, the Company (i) obtains title to and control of the inventory prior to transfer to the customer, (ii) maintains inventory risk (including for shrink, obsolescence and customer returns under the Company’s policies), and (iii) has discretion in establishing pricing and directing fulfillment and delivery of the products. Whether manufactured in-house or sourced from third parties, the Company controls the specified products before they are transferred to customers and is responsible for fulfillment.

Accordingly, the Company has concluded that it is currently the principal in virtually all marketplace transactions under ASC 606-10-55-36 through 55-40 and recognizes revenue in the gross amount billed to customers. Amounts remitted to suppliers are recorded in cost of revenue.

U.S. Securities and Exchange Commission

September 5, 2025

In response to the Staff’s comment, the Company has revised the disclosure on pages 89-90 and F-14 to clarify that the Company’s role in marketplace transactions is that of a principal.

Other revenue, page F-15

19. Please provide your accounting analysis for applying ASC Topic 958 to your revenue that is currently recognized as Other Revenue. Refer to ASC 958-10-15-1 through 15-6. In addition, revise your primary revenue streams table (your page F-14) to present the amount of revenue recognized from contracts with customers separate from Other Revenue. Refer to ASC 606-10-50-4(a).

For the year ended January 31, 2025, the revenue presented in “Other revenue” consists of conditional contributions from not-for-profit organizations. Although such contributions have been provided by various organizations, the primary source of this revenue is from forgivable-note arrangements with the Impact Investing Charitable Trust (“IICT”), a 501(c)(3) not-for-profit organization that provides funding to promote charitable causes. One of IICT’s missions is to strengthen churches’ ability to connect with individuals in need, which aligns with the Company’s platform. IICT fulfills this mission in part by providing funding to the Company through forgivable loan agreements (the “Scholarship and Explorer Connections” program).

The Scholarship and Explorer Connections program was designed to enable churches to access the Company’s subscription-based platforms, such as Gloo Workspace and Barna Access Plus, at no cost to the churches. Under this program, churches sign standard subscription agreements directly with the Company, but the subscription fee is offset by scholarship codes that reduce the cost to $0. The funding to support those scholarships comes indirectly from IICT. Specifically, the Company receives funds under forgivable loan agreements with IICT. These funds are restricted for use in providing churches with access to the Company’s platform. IICT does not contract directly with the churches, nor does it designate specific churches to receive services. Instead, it specifies only a general class of beneficiaries (i.e., churches), and the Company retains discretion in determining which churches participate. The loans are forgivable provided the Company delivers access and services as contemplated by the program. If the Company fails to perform, IICT retains a right of return or right of release. The Company also provides periodic reports to IICT regarding program activity, though these are administrative in nature and do not affect whether services are provided to churches during the reporting period.

Although the Company is a for-profit business entity, ASC 958-10-15-1 states that certain Subtopics within Subtopic 958-605 on revenue recognition also apply to for-profit business entities. Accordingly, the Company evaluated the arrangements and determined that the funding represents conditional contributions within the scope of 958-605 because the transfers are nonreciprocal, IICT does not receive commensurate value in exchange and the Company retains discretion over which churches benefit. The proceeds are recorded initially as refundable advances (classified as debt under ASC 470) and recognized as contribution revenue over time as the Company provides access to its platform and related services, which represents the barrier to entitlement under ASC 958-605.

The Company further considered the guidance in ASC 958-605-15-6, which provides scope exceptions for certain transactions, including transfers of assets in which the reporting entity acts as an agent, trustee or intermediary. The Company evaluated whether it should be viewed as an agent of IICT. ASC 958-605-55-76 through 55-77 clarify that when a resource provider specifies only a general class of beneficiaries and the recipient retains discretion in selecting ultimate beneficiaries, the recipient is the donee and recognizes the contribution. Because IICT specifies only churches generally and the Company determines which churches access the platform, the Company concluded that it is the donee and not an agent.

The Company also determined that the arrangement represents a conditional contribution under ASC 958-605. A barrier exists because the Company must provide ongoing access to its platform to participating churches, and

U.S. Securities and Exchange Commission

September 5, 2025

IICT retains a right of return or release if the Company fails to perform. Cash received is therefore recorded as a refundable advance liability upon receipt. As the Company provides platform access and related services, the barrier is overcome, and contribution revenue is recognized over time. The requirement to provide quarterly reports to IICT is administrative in nature and does not represent a separate barrier to entitlement. This assessment is consistent with ASC 958-605-25-2, which requires recognition of contribution revenue as barriers are overcome. The quarterly reporting requirement does not constitute an additional substantive barrier and therefore does not impact the timing of revenue recognition.

Because the activities funded are part of the Company’s ongoing operations, recognized amounts are presented as contribution revenue outside the scope of ASC 606. The related forgivable notes are classified as debt under ASC 470 until reduced as the Company performs under the program and the liability is derecognized.

Exhibits

20. Please include in the exhibits index all exhibits you intend to file, including your material debt agreements and the agreements with related parties described under “Certain Relationship and Related Party Transactions.”

In response to the Staff’s comment, the Company has revised the exhibits index on page II-5. The Company respectfully advises the Staff that it has analyzed all agreements described in the section titled “Certain Relationships and Related Party Transactions” and determined that no additional agreements are required to be filed under Item 601(b)(10) of Regulation S-K. Except for the agreements now included in the revised exhibits index, the Company is not subject to any material obligations under, or is otherwise not a party to, the various agreements providing for the put rights and guarantees to which Mr. Beck and his affiliates are parties.

General

21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and undertakes to provide the Staff on a supplemental basis copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company's behalf, has presented or expects to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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U.S. Securities and Exchange Commission

September 5, 2025

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me by telephone at (303) 256-5913 or by email to mdubofsky@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Matthew Dubofsky
Matthew Dubofsky

cc:	Scott Beck, Gloo Holdings, Inc.
Jeffrey Bojar, Gloo Holdings, Inc.
Victor Nilsson, Wilson Sonsini Goodrich & Rosati, P.C.
Constantine Karides, Reed Smith LLP
Anne G. Peetz, Reed Smith LLP